LEGACY CAPITAL FUND, INC.
Statements of Cash Flows
For the Years Ended December 31, 2015 and 2014

	2015	2014
Cash Flows from Operating Activities		
Net Income	$ -	$ 10,000
Adjustments to Reconcile Net Income to Net		
Cash Provided by Operating Activities		
Decrease (Increase) in Receivable from Non-Customer	-	(10,000)
Net Cash Provided by Operating Activities	-	-
Cash Flows from Financing Activities		
Cash Distributions Paid	-	-
Net Cash Used in Financing Activities	-	-
Net Increase in Cash and Cash Equivalents	-	-
Cash and Cash Equivalents, Beginning of Year	-	-
Cash and Cash Equivalents, End of Year	$ -	$ -

The accompanying notes are an integral part of these financial statements.